Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce Q1 results on May 10, 2022

Company to hold virtual Annual Meeting of Shareholders

Meeting materials are now available

Toronto, Ontario, April 8, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) will release its financial statements and operating results for the first quarter of 2022 on Tuesday, May 10, 2022, after market close. On Wednesday, May 11, 2022 at 7:45 a.m. EDT Kinross will hold a conference call and audio webcast to discuss the results, followed by a question-and-answer session. The call-in numbers are as follows:

Canada & US toll-free – (833) 968-2237; Passcode: 5893677

Outside of Canada & US – (825) 312-2059; Passcode: 5893677

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 770-2030; Passcode: 5893677

Outside of Canada & US – +1 (647) 362-9199; Passcode: 5893677

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

Virtual Annual Meeting of Shareholders

Kinross’ Annual Meeting of Shareholders will be held on Wednesday, May 11, 2022 at 10:00 a.m. EDT.

The Company has again elected to hold a virtual meeting via a live audio webcast given the continued impact and uncertainty of the COVID-19 pandemic. Kinross believes this is a prudent approach that prioritizes safety while still providing the same level of disclosure, transparency and participation as previous meetings.

The virtual meeting will be accessible online at: web.lumiagm.com/468209904.

Voting and participation instructions for eligible shareholders are provided in the Company’s Notice of Annual Meeting of Shareholders and Management Information Circular.

The link to the virtual meeting will also be accessible at www.kinross.com and will be archived for later use.

The 2021 Annual Report, Management Information Circular, Annual Information Form and Form 40-F have also been filed with SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Shareholders may also receive a copy of Kinross’ audited financial statements without charge upon request to Kinross Gold’s Investor Relations Department, 25 York Street, 17th Floor, Toronto, Ontario, Canada, M5J 2V5 or to info@kinross.com.

Access Kinross’ Management Information Circular and 2021 Annual Report here:

https://www.kinross.com/news-and-investors/default.aspx?section=meeting

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile, Ghana and Canada. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Source: Kinross Gold Corporation

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